

July 22, 2024

Craig F. Courtemanche, Jr.
Chief Executive Officer
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, CA 93013

> **Re: Procore Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-40396**

Dear Craig F. Courtemanche Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin Singer